Mail Stop 20549-4561

May 31, 2006

Teresa L. Martin
Chief Financial Officer
FGBC Bancshares, Inc.
101 Main Street
Franklin, Georgia 30217

RE: FGBC Bancshares, Inc.
Registration statement on Form 10, filed May 1, 2006
File Number 0-51957

Dear Ms. Martin:

We have reviewed the above referenced amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in preparing your disclosure in compliance with the applicable requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Overview, page 3

1.   Please disclose at this heading that the bank has lost money in each of the three years since formation. You may also want to explain how this compares with other new banks.

2.   Please reconcile the branch location information at this heading with that on page 30. Give the number of branches and their location.

Types of Loans, page 3

3. In order to better describe your operations, please include at the outset the percentage composition of your loan portfolio for each principal type of lending that you offer.

Payments of Dividends, page 12

4. Please revise to begin this section with the information in the last two paragraphs about your lack of dividends and inability to pay them. Also explain why you cannot pay dividends.

Risk Factors, page 15

5. Please move this section forward in the filing prior to Supervision and Regulation.

Changes in Interest Rates…, page 15

6. This risk applies to almost any bank. Avoid generic risk factors. Please explain how this risk is particularly important to your bank or consider deleting it. If there is no special risk that you are aware of specifically state this in the filing. Note also for the next two risk factors and the next to last.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Forward-Looking Statements, page 19

7. The safe harbor provisions you reference are not available for initial public offerings, which we consider this to be. Please revise as appropriate.

Results of Operations for the Years ended December 31, 2005 and 2004, page 20

Net Loss, page 20

8. We refer to the statement that the increase in net loss in 2005 as compared to 2004 was basically due to *increases in overhead* of $4.7 million related to the Bank' expansion into new markets. In this regard, please define what you mean by *overhead* and revise to discuss the major types and dollar amounts of overhead that were incurred. Quantify any major increases in fixed overhead costs and discuss the expected impact of these recurring costs on future operations and liquidity. Refer in your response to the expected

costs related to the construction of your branches offices as stated in the "Properties" section on page 30.

9.   We note the Company has incurred recurring net losses during the three-year period ended December 31, 2005 that have resulted in an accumulated deficit of $3 million as of that date. In this regard, discuss the Company's proposed plan of action with respect to remedying its recurring net loss and cumulative deficit situation considering the effects of any material increases in operational expenses during the next year related to your expansion plans.

Table 1: Average Balances, Interest Income and Interest Expense, page 20

10.   Please carefully review General Instruction 3 to Industry Guide 3. We note that you commenced operations in November 2003. It would appear, therefore, that your Guide 3 information should be revised to include all 2003 related information by particular item type as detailed in this guide. Please revise your document as necessary.

11.   Explain how non-accruing loans have been treated in your analysis of net interest income. Refer to Instruction (1) to Section I.B of Industry Guide 3.

12.   Disclose any out-of-period items and adjustments that were excluded for the calculation of changes in interest income and expense and disclose in a note to the table the types and amounts of items excluded. Refer to Instruction (2) to Section I.B of Industry Guide 3.

13.   State if tax exempt income is computed on a tax equivalent basis. If so, provide a brief note that describes the extent to which it is exempt for Federal and state taxation purposes and state the combined marginal or incremental tax rate used. Refer to Instruction (4) of to Section I.B of Industry Guide.

Other Income, page 22

14.   Please revise your statement that increases in services charges on deposits and mortgage origination fees are attributable to *increases in your growth* to quantify the increases in the assets or rates charged that during 2005 resulted in the increase in other income.

Balance Sheet Review, page 22

15.   We refer to the 55% increase in total deposits in 2005 which funded part of your asset growth. Please disclose the impact of using brokered deposits, which totaled $21 million in 2005 as stated in Note 5, "Deposits", on your increase in deposits. In your revision, describe the risks related to using brokered deposits considering they are a less stable source of funding on a long-term basis. Discuss any regulatory restrictions with respect

to the use of brokered deposits and the extent to which you expect to use brokered deposits in the future.

Securities Portfolio, page 22

16.   With respect to the contractual maturity table on page 23, please disclose whether the yields for each range of maturity are weighted average yields as required by Item II.B of Industry Guide 3.

17.   Disclose whether the yields on tax-exempt obligations have been presented on a tax-equivalent basis and discuss any changes in the tax-exempt portfolio. Refer to Instruction to Item II.B of Industry Guide 3.

18.   Disclose the name of any issuer as of December 31, 2005, and their total book value and market value, when the total book value exceeds 10% of stockholder's equity. Refer to Item II.C of Industry Guide 3.

Loan Portfolio, page 23

Types of Loans, page 23

19.   We note that commercial, financial and agricultural loans were $126 million in 2005, a 125% increase as compared to 2004 and 48% of total loans as of December 31, 2005. In this regard, please disclose whether agricultural loans are a material part of this loan category, discuss the nature of the underlying collateral and state whether the fair value of the collateral is adequate to cover the balance of the loans.

Maturities and Sensitivities to Changes in Interest Rates, page 23

20.   State in a footnote, if true, that scheduled repayments are reported in the maturity category in which the payment is due. Refer to Instruction (1) to Item III.B of Industry Guide 3.

21.   Tell us if the Company has any demand loans, overdrafts or loans with no stated repayment schedule and no stated maturity. It there are any, please state in a footnote if they are reported in the schedule of maturities as due in one year or less. Refer to Instruction (2) of Industry Guide 3.

22.   State in your revised amendment, if maturities are based on contract terms. If these terms vary due to the Company's "rollover policy" please provide a footnote stating that the maturity date of the loan was revised and d.

Risk Elements, page 24

23.   We refer to the loans accounted for on a non-accrual basis of $252,000 in 2005 and
        $100,000 in 2004. Please provide a discussion of the loan types and amounts of the
        major non-accrual loans, state the nature of their underlying collateral, whether the loans
        are fully or partially collateralized and the specific amount of the allowance for loan
        losses related to these loans.

24.   Provide a discussion in this section of the Company's policy for placing loans on non-
        accrual status as required by Instruction (3) to Item III.C of Industry Guide 3.

25.   Describe any concentration of loans exceeding 10% of total loans not otherwise disclosed
        as a category of loans according to Item III.A of Industry Guide 3. Refer to Item C.4 of
        Industry Guide 3.

Summary of Loan Loss Experience, page 24

26.   Include in this section a discussion of any transfers to other real estate owned. Refer in
        your response to the "Supplemental Disclosure" section of the Statement of Cash Flows
        as of December 31, 2005 that shows a transfer to other real estate owned of $38,000 in
        2005 and to the "Investing Activities" section that shows proceeds of $32,000 from the
        sale of other real estate owned. .

27.   We refer to the table on page 25 that summarizes the allocations for loan losses to the
        various types of loans. Please discuss in this section your basis for determining the
        allocation considering you have allocated 9% of the allowance for loan losses to
        installment loans to individuals but have recorded net write-offs of $183,000 related to
        these types of loans that have accounted for 56% of total loans charged off in 2005.

Regulatory Capital Requirements, page 27

        28.   Disclose whether the bank is well capitalized and give the required levels for this
                designation.

Certain Relationships, page 37

29.   We note that the aggregate indebtedness of directors and executive officers as of
        December 31, 2005 was $10.7 million, equal to 18.8% of total equity as of that date. In
        this regard, please provide the following information:

        •   state whether these related party loans are included in the "Installment loans to
            individuals" category in the table of loans by loan type on page 23;

- discuss whether these loans are currently being repaid according to their original terms;

- describe the nature and extent of their underlying collateral as it relates to the carrying value of the loans; and

- discuss whether the Company expects to continue making related party loans in the future to the same extent as it has in prior periods.

Market Price…, page 38

30. Please characterize the volume and type of trading to the extent known to management.

31. Provide the trading price information required by Item 201(a)(iii) to the extent known to management.

32. Please disclose here that you do not plan to pay dividends in the "foreseeable future," and disclose that you currently can not pay dividends and explain why.

Exhibit 13, Audited Financial Statements

Note 1, Summary of Significant Accounting Policies

Securities

33. We refer to the statements that amortization of premiums and accretion of discounts are recognized in interest income by using methods that *approximate* the interest method over the life of the securities. In this regard, please state what are the specific revenue recognition methods used and if the difference in recorded interest by using this method is not considered to result in a material difference as compared to the use of the interest method.

Loans

34. Please expand the first paragraph that states interest income in accrued on the outstanding loan balance to describe the specific methodology used to recognize interest income. Refer to paragraph 19 of SFAS 91.

Income Taxes

35.   We refer to Note 9, "Income Taxes" that shows a valuation allowance of $1.5 million as of December 31, 2005. In this regard, describe your accounting policies regarding how you determine the valuation allowance to reduce deferred tax assets and the basis for recognizing the yearly changes in the allowance. Refer to paragraphs 17.e and 26 of SFAS 109.

Recent Accounting Standards

36.   With respect to the Company's consideration of SFAS 123R, which is effective for the first annual report beginning after December 15, 2005, please provide a discussion of the impact that its adoption is expected to have on your financial statements, unless it is not known or reasonably estimable, in which case a statement to that effect should be made. Refer to Interpretive Response to Question 2 of SAB 74. Discuss how this guidance impacted or will impact your recent and on-going private placement offering.

Note 9, Income Taxes

37.   We refer to the components of deferred income taxes table that shows you recorded a net operating loss of $307,581 as a deferred tax asset in 2004. Please state the basis for recognizing the net operating loss in 2004 and why no net operating loss was recognized in 2005. Disclose the maximum period in which the Company can use the tax benefits of the loss.

Note 11, Commitments and Contingencies

38.   Provide the disclosures required by Interpretive Response to Question 2 of SAB 105 with respect to your accounting policies for commitments to extend credit.

39.   We refer to your guarantee of the debt of certain customer liabilities that were transferred to another financial institution totaling $167,000 and $363,000 in 2005 and 2004. In this regard, explain the reasons for the transfer and disclose any gain or loss recognized on the transfer. State the extent of the guarantee on the transfer and how you accounted for these transfers under SFAS 140.

Derivative Instruments

40.   We were to the third paragraph of the "Asset/Liability Management" section on page 28 which states you have adjustable mortgage loans with interest rate caps that limit changes in interest rates. Considering interest rate caps are embedded derivatives, as stated in footnote 6 to paragraph 13 of SFAS 133, please provide the following information:

- describe your accounting policies with respect to using interest rate caps to hedge changes in interest rates;

- provide the footnote disclosure required by paragraphs 44 and 45 of SFAS 133;

- state how you determined the fair value of the interest rate caps;

- discuss in MD&A the current and future expected effects of the interest rate caps on your operations and cash flow.

General - Accounting

41.   Please update the financial statements to include the most recent interim period when you file your next amendment.

* * * * *

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Edwin Adames, Staff Accountant at 202-551-3447, or John Nolan, Accounting Branch Chief, at 202-551-3492, if you have questions regarding the accounting comments and any related matters. Please contact David Lyon, Senior Financial Analyst, at 202-551-3421 or me at 202-551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

By fax: Michael Marshall
        Fax number 404-962-6300